Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 15,817 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 May 6, 2026

Market Linked Notes—Upside Participation to a Cap and Principal Return at Maturity

Notes Linked to the Lowest Performing of the Nasdaq-100 Index®, the State Street® Financial Select Sector SPDR® ETF and the State Street® Industrial Select Sector SPDR® ETF due November 26, 2027

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings:	Nasdaq-100 Index® (the “NDX Index”), the State Street® Financial Select Sector SPDR® ETF (the “XLF Shares”) and State Street® Industrial Select Sector SPDR® ETF (the “XLI Shares”)
Pricing date*	May 22, 2026
Original issue date*	May 28, 2026*
Principal amount	$1,000 per note
Maturity payment amount (per note)

If the ending level of the lowest performing underlying is greater than its starting level: $1,000 plus the lesser of:

(i) [$1,000 × underlying return of the lowest performing underlying ×participation rate], and

(ii) the maximum return

If the ending level of the lowest performing underlying is less than or equal to its starting level: $1,000

Maturity date*	November 26, 2027
Lowest performing underlying:	The "lowest performing underlying" will be the underlying with the lowest underlying return.
Underlying return	With respect to each underlying, the percentage change from its starting level to its ending level, measured as follows: ending level – starting level starting level
Starting level	With respect to each underlying, its closing level or closing price on the pricing date, as applicable.
Ending level

With respect to the NDX Index, the closing level on the calculation day.

With respect to each of the XLF Shares and the XLI Shares, its respective closing price on the calculation day multiplied by the adjustment factor on such day.

Adjustment factor	The “adjustment factor” means, 1.0, subject to adjustment in the event of certain events affecting the XLF Shares and the XLI Shares.
Participation rate	100%
Maximum return	At least 8.00% of the principal amount per note ($80 per note). To be determined on the pricing date.
Calculation day*	November 22, 2027
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $28.25 for each note it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per note, and WFA may receive a distribution expense fee of $0.75 for each note sold by WFA.

CUSIP	61781FSF1
Tax considerations	See preliminary pricing supplement

Hypothetical payout profile

The lowest performing underlying
The notes
Maturity payment amount per note
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,000
Principal amount
$1,080 Hypothetical
maximum payment amount
-100%
-80%
-60%
-40%
-20%
0%
8.00%
20%
40%
60%
80%
100%
120%
Underlying return of the lowest performing underlier

If the ending level of the lowest performing underlying is less than or equal to its starting level, you will not receive any positive return on the notes at maturity.

The principal amount of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000 per note. We estimate that the value of each note on the pricing date will be approximately $960.70, or within $35.00 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement. See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the notes. Investors should carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement, tax supplement and prospectus, and the “Selected risk considerations” on the following page, before making a decision to invest in the notes.

Preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988226023219/ms15817_424b2-15120.htm

*subject to change

**In addition, selected dealers may receive a fee of up to 0.20% for marketing and other services.

The notes have complex features and investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Selected risk considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement and product supplement. All payments on the notes are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement, index supplement, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Notes

●You may not receive any positive return on the notes.

●The appreciation potential of the notes is limited by the maximum return.

●The market price will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the notes is not linked to the values of the underlyings at any time other than the calculation day.

●Investing in the notes is not equivalent to investing in the underlyings or in the stocks composing the NDX Index or the fund underlying indices.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the principal amount reduce the economic terms of the notes, cause the estimated value of the notes to be less than the principal amount and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

●The maturity date may be postponed if the calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●You may be required to recognize taxable income on the securities offered by this pricing supplement prior to maturity.

Risks Relating to the Underlyings

●You are exposed to the price risk of each underlying.

●Because the notes are linked to the performance of the lowest performing underlying, you are exposed to greater risk of not receiving a positive return on the notes than if the notes were linked to just one underlying.

●Investing in the notes exposes investors to risks associated with investments in securities with a concentration in the financial services sector.

●Investing in the notes exposes investors to risks associated with investments in securities with a concentration in the industrial sector.

●The performance and market price of an underlying Fund, particularly during periods of market volatility, may not correlate with the performance of its fund underlying index, the performance of the component securities of such fund underlying index or the net asset value per share of such Fund.

●Adjustments to the underlyings or the fund underlying indices could adversely affect the value of the notes.

●Historical prices of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the notes.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlyings.

For more information about the underlying, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement, the index supplement and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

2